Corporate Headquarters

Hans E. Vanden Noort
Senior Vice President and
Chief Financial Officer

July 8, 2013

Mr. Daniel L. Gordon
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Rayonier Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 26, 2013
File No. 001-06780
Dear Mr. Gordon:
The following is in response to your letter dated June 24, 2013 regarding the review of Rayonier's 2012 Form 10-K.
Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 36

1.
We note your disclosure of interest rate risk as it relates to the fair market value of long- term fixed rate debt. Please expand your discussion to address interest rate risk as it relates to your variable rate debt. Refer to Item 305 of Regulation S-K.

As of December 31, 2012 we had $440 million of long-term variable rate debt. At this borrowing level, a hypothetical one-percentage point increase/decrease in interest rates would result in a corresponding increase/decrease of approximately $4.4 million in interest payments and expense over a 12 month period. Our primary interest rate exposure on variable rate debt results from changes in LIBOR.
We will expand our interest rate risk disclosure to include variable rate debt in our second quarter 2013 Form 10-Q. We will continue to provide this disclosure to the extent that our variable rate debt and the corresponding interest rate risk is material.

Consolidated Statements of Income and Comprehensive Income, page F-5

2.	Please remove dividends per share from the face of the income statement. This information may be presented in a note to the consolidated financial statements. Refer to ASC 260-10-45-5.
Beginning with our second quarter 2013 Form 10-Q, we will remove dividends per share from the face of the income statement.

Note 16. Contingencies, page F-29

3.
We note the anti-dumping investigation initiated by MOFCOM. In future filings, please confirm to us that you will elaborate upon this investigation by providing any new information regarding the progress of the investigation, providing an estimated range of loss and accrual in the financial statements when necessary in accordance with ASC 450-20. Please also tell us if, and to what extent, you believe the actions taken by MOFCOM will impact your future export business with China. This disclosure should also be made in the MD&A for all periods in which the investigation is ongoing.

In future filings, we will elaborate on the investigation by providing any new material information regarding its progress and, if applicable, by providing an estimated range of loss and accrual in the financial statements in accordance with ASC 450-20. As of the date of this letter, we have cooperated with MOFCOM's investigation and requests for information. As the investigation progresses, we will disclose in our MD&A any events relating to the investigation that will significantly impact our future export business with China.

We trust we have adequately responded to your requests with regard to the foregoing items. In addition, we acknowledge the following:
* the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me at (904) 357-9134 with any questions or if additional information is needed.

Sincerely,

/s/ Hans E. Vanden Noort
Hans E. Vanden Noort
Senior Vice President and Chief Financial Officer, Rayonier Inc.